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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2003

SEC FILE NUMBER
8-46655

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  NYLIFE Distributors Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

169 Lackawanna Avenue
                      (No. and Street)

Parsippany	New Jersey	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert W. Leier   (973)394-3601
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                    (Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Albert W. Leier__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __NYLIFE Distributors Inc.__ , as of __December 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

          '' N/A

_____

_____

_____

_____
Signature

Vice President - Financial Operations
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Distributors Inc.
(an affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2002

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile   (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
NYLIFE Distributors Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Distributors Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 11, 2003

NYLIFE Distributors Inc.
(an affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 21,439,966
Investments, at market value	18,921,821
Receivable from affiliated mutual funds	7,392,930
Receivable from NYLIM Service Company	99,197
Furniture and equipment, net of	
accumulated depreciation of $4,943,256	708,041
Federal income taxes receivable from Parent	1,549,855
Other assets	545,933
Deferred distribution costs, net of	
accumulated amortization of $303,067,738	122,909,889
Total assets	**$ 173,567,632**

Liabilities and Stockholder's Equity

Payable to NYLIFE Securities Inc.	$ 5,286,887
Payable to New York Life Insurance Company	2,130
Payable to NYLIM LLC	27,862,850
Accounts payable and accrued liabilities	2,937,284
Deferred income taxes	23,925,836
Total liabilities	**60,014,987**

Stockholder's Equity

Common stock - authorized 1,000 shares, $1.00 par value -	
issued and outstanding 1,000 shares	1,000
Additional paid-in capital	191,104,830
Accumulated deficit	(77,553,185)
Total stockholder's equity	**113,552,645**
Total liabilities and stockholder's equity	**$ 173,567,632**

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and Business**

   NYLIFE Distributors Inc. (the "Company") is a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("NYLIM Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

   The Company acts as distributor for a number of affiliated mutual funds and a qualified tuition savings plan operating under Section 529 of the Internal Revenue Code.

2. **Summary of Significant Accounting Policies**

   The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

   Deferred distribution costs appearing on the Statement of Financial Condition primarily relate to commission expenses associated with the distribution of Class B shares of the MainStay Funds, which are deferred and amortized over a six year period on a straight-line basis.

   Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2002, such short-term investments consist of commercial paper of multiple issuers carried at its amortized cost of $20,495,444, which approximates fair value.

   Investments are valued at market value. At December 31, 2002, these investments consisted primarily of shares in affiliated mutual funds (MainStay International Bond Fund, International Equity Fund, Strategic Income Fund and the New York Life Investment Management Institutional Funds).

   Securities transactions are recorded on trade date.

   Current income taxes are provided on taxable earnings at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for temporary differences between the financial reporting and the tax basis of assets and liabilities.

3. **Related Party Transactions**

   The Company is party to service agreements with NYLIC, and New York Life Investment Management ("NYLIM"), a wholly owned subsidiary of NYLIM Holdings, whereby NYLIC and NYLIM provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYLIM developed principally through analyses of time spent on matters relating to the Company.

NYLIFE Distributors Inc.
(an affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition

4

4. **Income Taxes**

The Company is a member of an affiliated group which joins in the filing of a consolidated federal income tax return with NYLIC. Estimated payments for taxes are made between the members of the consolidated group during the year. State and local returns are filed separately.

At December 31, 2002 the Company has a net deferred tax liability of $23,935,306 attributable to the following temporary differences:

Deferred distribution costs	$ 25,024,360
Depreciation	121,842
Unrealized investment loss	(1,220,366)
	$ 23,925,836

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $8,565,884 which was $6,159,941 in excess of its required net capital of $2,405,943 and the ratio of aggregate indebtedness to net capital was 4.21 to 1.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

**Report of Independent Accountants on Internal Control Required
By SEC Rule 17a-5**

To the Board of Directors and
Stockholder of NYLIFE Distributors Inc.

In planning and performing our audit of the financial statements and supplemental schedules of NYLIFE Distributors Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

PRICEWATERHOUSECOOPERS 🅿

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 11, 2003

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